Exhibit 99.1

Goldcorp Confirms Completion of Mailing of Proxy Materials for Annual Meeting Scheduled Wednesday, April 26, 2017

VANCOUVER, April 3, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company" or "Goldcorp") today announced that it mailed its meeting materials to shareholders on March 24, 2017, and these meeting materials are now available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders are reminded to submit their proxies in advance of the proxy deadline, being 3:00 p.m. (Vancouver time) on April 24, 2017.  Goldcorp also clarifies the annual meeting of shareholders will be held on Wednesday April 26, 2017 at 3:00 p.m. (Vancouver time).

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c2692.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Goldcorp Inc., Telephone: (604) 696-3050, E-mail: media@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 12:01e 03-APR-17